Form 10-K405, Exhibit 13
period 1994-12-31
CIS TECHNOLOGIES INC
filed 1995-04-14
CIK 806072

                      CIS TECHNOLOGIES 1994 ANNUAL REPORT

- - --------------------------------------------
FIVE-YEAR SUMMARY OF SELECTED FINANCIAL DATA                          EXHIBIT 13
- - --------------------------------------------

CIS Technologies, Inc. and Subsidiaries


                                               -------------------------------------------------------------------------------------

                                                    1994             1993              1992              1991              1990
- - ------------------------------------------------------------------------------------------------------------------------------------

OPERATIONS:
    Revenue                                    $ 31,689,204      $ 33,284,893      $ 30,523,284      $ 17,766,464      $ 10,204,824
    Operating Income (loss)                    $  2,336,771      $   (225,723)     $  3,098,208      $  1,239,200      $   (425,982)
    Net Income                                 $  2,197,002      $  1,221,007      $  3,095,455      $  1,430,546      $    121,451

PER SHARE DATA:
    Earnings                                   $       0.08      $       0.05*     $       0.12      $       0.06      $          -
    Market price:  High                        $       4.00      $       7.75      $       7.88      $       7.94      $       6.19
    Market price:  Low                         $       1.94      $       3.00      $       4.00      $       3.50      $       2.50
    Weighted average shares outstanding          27,617,091        27,053,698        26,864,844        25,894,710        26,357,051
    Common shares outstanding                    30,093,706        26,857,049        26,722,502        26,349,851        25,993,393

CAPITAL POSITION:
    Current assets                             $ 24,582,630      $ 11,607,244      $ 11,579,626      $  9,501,313      $  8,741,426
    Current liabilities                        $  5,555,583      $  4,360,412      $  3,234,032      $  3,197,140      $    913,633
    Long-term liabilities                      $  3,676,826      $    486,753      $    614,205      $  1,246,473      $    531,768
    Working capital                            $ 19,027,047      $  7,246,832      $  8,345,594      $  6,304,173      $  7,827,793
    Total assets                               $ 49,501,882      $ 29,087,361      $ 26,520,830      $ 22,903,143      $ 13,532,177
    Shareholders' equity                       $ 40,269,473      $ 24,240,196      $ 22,672,593      $ 18,459,530      $ 12,086,776

INVESTMENT SPENDING:
    Capital expenditures                       $  4,557,854      $  4,000,131      $  3,192,393      $  1,322,542      $    799,003
    Acquisitions                               $  1,075,000      $          -      $          -      $  2,647,864      $          -

FINANCIAL RATIOS:
    Current ratio                                       4.4               2.7               3.6               3.0               9.6
    Debt to equity                                       12%                2%                3%                7%               12%
    Net profit margin                                     7%                4%               10%                8%                1%
    Return on equity                                      5%                5%               14%                8%                1%

                                               -------------------------------------------------------------------------------------

OPERATING STATISTICS:
    Clients                                             700               562               550               478               306
    Employees                                           414               396               530               313                97
    Claims processed                             24,050,000        22,163,000        18,137,000        12,500,000         7,272,000
                                               -------------------------------------------------------------------------------------


*Includes effect of adopting Statement No. 109 ($0.03 per share).

- - -16-

                                            MANAGEMENT'S DISCUSSION AND ANALYSIS

Financial Condition

    The Company's financial position was strengthened during 1994 as a result of earnings, issuance of common stock and a new credit agreement. At December 31, 1994, working capital was $19.1 million and the current ratio was 4.4, compared to $7.2 million and 2.7 at December 31, 1993. The increase in working capital and the current ratio primarily reflects the increase in cash and cash equivalents as a result of the sale of the Company's stock.

    Property and equipment at December 31, 1994, was $9.8 million, an increase of 45%, or $3.1 million, from December 31, 1993. The majority of the increase is due to software development related primarily to the latest version of the PREMIS product. In addition, intangible assets, net of amoritization, totaled $13.7 million, an increase of $5.1 million, or 59%, which reflects goodwill recognized in the acquisition of AMSC, Inc. (See Note 13 to the Financial Statements).

Liquidity

    The Company's 1994 cash requirements were met primarily through internally generated funds and borrowings under its credit facility. At December 31, 1994, the Company has $11.4 million in cash and cash equivalents and a $5.0 million revolving credit facility which expires October 31, 1997. As of December 31, 1994, there were borrowings of $44,000 under the credit facility. The Company has $4 million of long-term debt, $2 million which was part of the GE Capital Agreement and $2 million which was issued as part of the AMSC acquisition.

    Cash provided from operating activities increased $800,000 from 1993 to 1994 due to a $976,000 increase in net income and increased depreciation and amortization as products were released to customers, offset by increases in trade and charge recovery receivables. In addition, in 1993, the Company wrote off $620,000 in capitalized software due to a contract termination (see "Contract Termination," below) which was offset by the cumulative effect of adopting Statement of Financial Accounting Standards No. 109.

    Cash used in investing activities increased $1.6 million from 1993 to 1994. Of the $4.6 million in additions to property and equipment, $3.8 million was for software development. The Company develops internally the majority of the products it provides to its customers. During 1994, development activity was focused on two primary areas: (1) a major enhancement of the PREMIS product released in July which included additional functionality; and (2) development of payer-specific edits. The Company capitalized $3.7 million in software development costs during 1993, primarily associated with its PREMIS product.

    Cash provided from financing activities during 1994 of $12.6 million resulted principally from the issuance of stock. Borrowing and repayment activities on long-term debt and lines of credit, as well as other financing activities, largely offset each other. Positive financing cash flows in 1993 were the result of proceeds from the exercise of stock options and book overdrafts at December 31, 1993.

    Capital resources available should be sufficient to meet the needs of the Company's business on both a short- and long-term basis. The Company expects future software development costs and working capital requirements will be provided by cash investments, internally generated cash flow and its line of credit facility.

Capital Expenditures

    The Company has spent $4.6 million, $4.0 million and $3.2 million on additions to property and equipment during the last three years. The majority of the expenditures were for software development costs as discussed above. The 1995 capital budget anticipates capital expenditures of $3.7 million, with $2.8 million planned for continuing software development and the remainder budgeted for computer equipment and leasehold improvements.

Results of Operations - 1994 compared to 1993

    Revenue decreased $1.6 million, or 5%, primarily due to the October 1993 discontinuation of the Company's business office operations with revenues of $3.8 million in 1993 (see "Discontinuation of Outsourcing Contract," below). Excluding business office operations, 1994 revenues increased $2.2 million, or 7%, due to $1.5 million in revenues related to AMSC, acquired in October 1994, and an additional $1.5 million attributable to new service offerings and an increasing customer base for recurring services. These increases were offset by an $800,000 reduction in licensing and installation revenues.

    Operating expenses decreased 12%, or $4.2 million, in 1994 due to $5.9 million in non-recurring 1993 expenses and a net reduction in ongoing personnel costs of $300,000 mostly due to bringing previously contracted programming services in-house. These decreases were offset by depreciation, amortization, computer lease, and communication expense increases of $900,000; and by the 1994 addition of AMSC operating expenses of $1.2 million. Non-recurring 1993 expenses included $4.4 million related to the discontinued business office operation, and a $1.5 million charge related to the termination of a software development contract with a third-party vendor (see "Contract Termination," below).

Results of Operations - 1993 compared to 1992

    Revenue increased $2.8 million, or 9%, primarily due to the Company's outsourcing contract (see "Discontinuation of Outsourcing Contract," below). The majority of the Company's other 1993 revenues was consistent with prior year. Growth in these other revenues was constrained primarily due to software delivery delays associated with the contract terminated in early 1993 (see "Contract Termination," below). In addition, fewer short-term consulting and billing projects negatively impacted 1993 revenues by approximately $1.7 million.

- - ------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS
- - ------------------------------------

    Operating expenses for 1993 increased 22%, or $6.1 million, over 1992. $1.5 million of the increase was due to the contract termination (see "Contract Termination," below), with $4.4 million of the remaining increase attributable to the Company's outsourcing contract which began in August 1992 (see "Discontinuation of Outsourcing Contract," below). Development and operations expenses increased $429,000 due to increased personnel and office space for customer and development support. General and administrative expenses increased $444,000 as a result of additional personnel and marketing expenditures related to new products. The income tax benefit of $556,000 in 1993 resulted primarily from a refund of taxes paid in prior years.

Acquisition of AMSC
- - -------------------

    Effective November 3, 1994, the Company acquired 100% of the common stock of AMSC, Inc. ("AMSC") for $5 million plus acquisition costs, consisting of cash, stock and notes (see Note 13 to the Financial Statements).

Equity Partner
- - --------------

    On November 21, 1994, Bankers Trust acquired 2,384,182 shares of non-voting convertible preferred stock and 1,615,818 shares of the Company's common stock for $10 million. In addition, Bankers Trust acquired warrants to purchase 500,000 shares of non-voting convertible preferred stock exercisable at $3.25 per share over 3 years.

Credit and Equity Partner
- - -------------------------

    On October 31, 1994, the Company entered into agreements with GE Capital receiving a $2 million term loan and a $5 million, three-year revolving credit facility. In addition, GE Capital acquired 840,336 shares of the Company's common stock for $2 million. The two companies have entered into a strategic alliance, Precision Funding, to provide receivable financing for hospitals.

Cumulative Effect of Accounting Change
- - --------------------------------------

    The Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" effective January 1, 1993. Statement No. 109 requires the measurement of deferred tax assets for deductible temporary differences and operating loss carryforwards and of deferred tax liabilities for taxable temporary differences. The cumulative effect of this change in accounting for income taxes as of January 1, 1993, increased net income by $900,000 ($.03 per share) and is reported separately in the consolidated statements of operations.

Contract Termination
- - --------------------

    In February 1993, the Company discontinued its relationship with a third-party software vendor because of delivery postponements and the discovery of numerous software defects and performance and support deficiencies. The Company recorded $1.5 million in costs relating to the discontinuance of the software enhancement and development arrangement in the first quarter of 1993 as contract termination expense.

Discontinuation of Outsourcing Contract
- - ---------------------------------------

    During October 1993, the Company sold its business office operation at Straub Clinic & Hospital. As part of the transaction, the Company's trade accounts receivable from Straub were converted into a note receivable. The Company had been operating the Straub business office since August 1992 and this client accounted for $3.8 million and $1.6 million of total revenue and $4.4 million and $1.4 million of total field operations expense during 1993 and 1992, respectively.

Looking Forward
- - ---------------

    1994 was an exciting year as the Company increased earnings, sought and obtained new equity partners and strategic alliances, and completed an acquisition. The Company believes 1995 will be a year of change and growth, as the Company seeks new alliances and acquisitions, converts existing clients to PREMIS 2.0 and sells its expanded services to new and existing clients. The Company continues to stay well informed on healthcare reform initiatives and is an integral part of the healthcare electronic information highway.

Inflation
- - ---------

    To date, inflation has not had a material effect on the Company's operations. In management's opinion, inflation should not have a significant impact upon its future operating results.

- - -18-

                                               ---------------------------------
                                               REPORT OF INDEPENDENT ACCOUNTANTS
                                               ---------------------------------

To the Board of Directors and Shareholders
CIS Technologies, Inc. and Subsidiaries

    We have audited the accompanying consolidated balance sheets of CIS Technologies, Inc. and Subsidiaries (the "Company") as of December 31, 1994 and 1993, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above (included on pages 20 through 23 and 25 through 32) present fairly, in all material respects, the consolidated financial position of CIS Technologies, Inc. and Subsidiaries as of December 31, 1994 and 1993 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

    As discussed in Note 8 to the consolidated financial statements, the Company changed its method of accounting for income taxes during 1993.


/s/ Coopers & Lybrand L.L.P.

Coopers & Lybrand L.L.P.

Tulsa, Oklahoma

February 7, 1995

- - ---------------------------
CONSOLIDATED BALANCE SHEETS
- - ---------------------------

CIS Technologies, Inc. and Subsidiaries
At December 31, 1994 and 1993

                                                                                                     1994                 1993
ASSETS
CURRENT ASSETS:
    Cash and cash equivalents                                                                    $ 11,416,151        $    385,313
    Accounts receivable:
      Trade, net of allowance for doubtful accounts of $320,668 in 1994 and $318,920 in 1993        6,837,580           5,366,747
      Charge recovery                                                                               4,917,913           4,370,901
    Related party receivables                                                                         191,335              56,244
    Prepaid expenses                                                                                  385,082             303,530
    Other current assets                                                                              834,569           1,124,509
Total current assets                                                                               24,582,630          11,607,244
NON-CURRENT ASSETS:
    Related party receivables                                                                         106,205              97,149
    Property and equipment, net                                                                     9,814,762           6,747,604
    Intangible assets, net                                                                         13,640,804           8,552,652
    Deferred tax asset (Note 8)                                                                       900,000             900,000
    Other non-current assets                                                                          457,481           1,182,712
Total non-current assets                                                                           24,919,252          17,480,117
TOTAL ASSETS                                                                                     $ 49,501,882        $ 29,087,361

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
    Accounts payable and accrued liabilities                                                     $  3,435,862        $  3,413,313
    Borrowings under line of credit                                                                    43,877                   -
    Current maturities of long-term debt                                                              980,816             152,096
    Current portion of capital leases                                                                 180,208             204,459
    Related party payables                                                                             16,709                   -
    Deferred revenue                                                                                  898,111             590,544
Total current liabilities                                                                           5,555,583           4,360,412
NON-CURRENT LIABILITIES:
    Long-term debt                                                                                  3,518,863             105,574
    Capital lease obligations                                                                               -             173,216
    Deferred income taxes (Note 8)                                                                    157,963             207,963
Total non-current liabilities                                                                       3,676,826             486,753
COMMITMENTS AND CONTINGENCIES (Note 6)
STOCKHOLDERS' EQUITY:
    Preferred stock:  $0.01 par value, 20,000,000 shares authorized,                                   23,842                   -
      2,384,182 shares issued and outstanding at December 31, 1994
    Common stock:  $0.01 par value, 50,000,000 shares authorized,                                     316,065             283,698
      31,611,451 shares issued and 30,093,706 shares outstanding at December 31, 1994
      28,374,794 shares issued and 26,857,049 shares outstanding at December 31, 1993
    Paid in capital in excess of par                                                               52,698,023          38,921,957
    Treasury stock, at cost:  1,517,745 shares at December 31, 1994 and 1993                       (1,768,544)         (1,768,544)
    Accumulated deficit                                                                           (10,999,913)        (13,196,915)
Total stockholders' equity                                                                         40,269,473          24,240,196
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                                       $ 49,501,882        $ 29,087,361

See notes to the consolidated financial statements.

- - -20-

                                           CONSOLIDATED STATEMENTS OF OPERATIONS

CIS Technologies, Inc. and Subsidiaries
Years ended December 31, 1994, 1993 and 1992

                                                                           1994                1993               1992
REVENUE:
  Service revenue                                                     $ 30,203,268        $ 33,284,893         $ 30,523,284
  Hardware and software sales                                            1,485,936                   -                    -
  Total revenue                                                         31,689,204          33,284,893           30,523,284
OPERATING EXPENSES:
  Development and field operations                                      18,382,113          22,272,139           18,780,026
  General and administrative                                             7,559,732           7,446,406            7,002,564
  Depreciation and amortization                                          2,701,671           2,292,071            1,642,486
  Cost of hardware and software sales                                      708,917                   -                    -
  Contract termination                                                          -            1,500,000                    -
  Total operating expenses                                              29,352,433          33,510,616           27,425,076
Operating income (loss)                                                  2,336,771            (225,723)           3,098,208
Other income (expense)                                                    (125,805)             (9,661)              79,166
Income (loss) before income taxes and
  cumulative effect of change of accounting principle                    2,210,966            (235,384)           3,177,374
(Provision) benefit for income taxes (Note 8)                              (13,964)            556,391              (81,919)
Income (loss) before cumulative
  effect of change in accounting principle                               2,197,002             321,007            3,095,455
Cumulative effect of change in
  accounting principle (Note 8)                                                  -             900,000                    -
Net income                                                            $  2,197,002        $  1,221,007         $  3,095,455
Weighted average common and common
  equivalent shares outstanding                                         27,617,091          27,053,698           26,864,844

EARNINGS PER COMMON SHARE, PRIMARY
AND FULLY-DILUTED:
Income before cumulative effect of
  change in accounting principle                                      $       0.08        $       0.02         $       0.12
Cumulative effect of change in
  accounting principle                                                           -                0.03                    -
Net income                                                            $       0.08        $       0.05         $       0.12

See notes to the consolidated financial statements.

- - -----------------------------------------------
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
- - -----------------------------------------------

CIS Technologies, Inc. and Subsidiaries
Years ended December 31, 1994, 1993, and 1992

                                                                               ----------------------------------------------------
                                                                                    1994               1993               1992
- - -----------------------------------------------------------------------------------------------------------------------------------
PREFERRED STOCK
    Beginning balance                                                          $          -       $          -        $          -
    Issuance of preferred stock                                                      23,842                  -                   -
    Ending balance                                                                   23,842                  -                   -
COMMON STOCK
    Beginning balance                                                               283,698            282,340             278,499
    Exercise of stock options                                                           418              1,358               3,841
    Issuance of common stock                                                         24,561                  -                   -
    Common stock issued in connection with acquisition of subsidiary                  7,388                  -                   -
    Ending balance                                                                  316,065            283,698             282,340
PAID-IN CAPITAL
    Beginning balance                                                            38,921,957         38,544,873          37,829,597
    Exercise of stock options                                                        72,126            377,084             715,276
    Issuance of common stock                                                      5,890,399                  -                   -
    Common stock issued in connection with acquisition of subsidiary              1,992,612                  -                   -
    Issuance of preferred stock                                                   5,753,329                  -                   -
    Issuance of common stock warrants                                                67,600                  -                   -
    Ending balance                                                               52,698,023         38,921,957          38,544,873
TREASURY STOCK
    Beginning balance                                                            (1,768,544)        (1,736,698)         (1,679,043)
    Purchase of treasury stock                                                            -            (31,846)            (57,655)
    Ending balance                                                               (1,768,544)        (1,768,544)         (1,736,698)
GUARANTEED ESOP OBLIGATION
    Beginning balance                                                                     -                  -            (456,146)
    Payment of ESOP obligation                                                            -                  -             456,146
    Ending balance                                                                        -                  -                   -
ACCUMULATED DEFICIT
    Beginning balance                                                           (13,196,915)       (14,417,922)        (17,513,377)
    Net income                                                                    2,197,002          1,221,007           3,095,455
    Ending balance                                                              (10,999,913)       (13,196,915)        (14,417,922)
TOTAL STOCKHOLDERS' EQUITY                                                     $ 40,269,473       $ 24,240,196        $ 22,672,593
                                                                               ---------------------------------------------------

See notes to the consolidated financial statements.
- - --------------------------------------------------

- - -22-

                                           -------------------------------------
                                           CONSOLIDATED STATEMENTS OF CASH FLOWS
                                           -------------------------------------

CIS Technologies, Inc. and Subsidiaries
Years ended December 31, 1994, 1993, and 1992

                                                                                   ----------------------------------------------
                                                                                        1994             1993            1992
- - ---------------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:
Net income                                                                          $ 2,197,002     $  1,221,007     $  3,095,455
Noncash items:
    Depreciation and amortization                                                     2,701,671        2,292,071        1,642,486
    Provision for bad debts                                                                   -           51,325          120,363
    Cumulative effect of accounting change                                                    -         (900,000)               -
    Writeoff of capitalized software - contract termination                                   -          620,533                -
    Deferred income taxes                                                               (50,000)         123,449                -
    Other                                                                                13,783          (30,102)         (43,749)
Changes in operating assets and liabilities:
    Accounts receivable                                                              (1,570,242)         109,485       (3,979,944)
    Related party receivables                                                           (24,091)          83,291          138,540
    Prepaid expenses and other current assets                                           315,289         (298,351)          30,823
    Other assets                                                                        685,689         (475,963)        (387,205)
    Accounts payable and other accrued liabilities                                     (551,423)         344,670         (177,020)
    Deferred revenue                                                                    307,567           88,114          125,758
    Related party payable                                                                16,709                -                -
Cash provided by (used in) operating activities                                       4,041,954        3,229,529          565,507
INVESTING ACTIVITIES:
    Additions to property and equipment                                              (4,557,854)      (4,000,131)      (3,192,393)
    Sales of property and equipment                                                           -                -          502,471
    Acquisition of subsidiary                                                        (1,075,000)               -                -
    Sales of marketable securities                                                            -                -          287,890
    Reductions in (additions to) other assets                                                 -          (57,683)         (44,761)
Cash provided by (used in) investing activities                                      (5,632,854)      (4,057,814)      (2,446,793)
FINANCING ACTIVITIES:
    Borrowings on line of credit                                                     32,162,478       23,185,036          470,000
    Repayments of line of credit                                                    (32,118,602)     (23,185,036)        (470,000)
    Proceeds from issuance of stock, net of costs                                    11,692,131                -                -
    Proceeds from term note                                                           2,000,000                -                -
    Book overdrafts                                                                    (618,023)         618,023                -
    Repayment of long-term debt                                                        (329,320)         (44,106)         (40,924)
    Payment of capital lease obligation                                                (197,467)        (232,111)        (163,218)
    Proceeds from exercise of employee stock options                                     30,541          336,442          677,116
Cash provided by (used in) financing activities                                      12,621,738          678,248          472,974
Net increase (decrease) in cash and cash equivalents during the period               11,030,838         (150,037)      (1,408,312)
Cash and cash equivalents at the beginning of the period                                385,313          535,350        1,943,662
Cash and cash equivalents at the end of the period                                 $ 11,416,151     $    385,313       $  535,350
- - ---------------------------------------------------------------------------------------------------------------------------------
SUPPLEMENTAL DISCLOSURES:
Interest paid                                                                      $    127,198     $    104,660       $   92,603
Income taxes paid                                                                  $     51,772     $    158,060       $  759,175
Capital lease obligations for computer equipment and furniture and fixtures        $          -     $    141,146       $  172,067
- - ---------------------------------------------------------------------------------------------------------------------------------

See notes to the consolidated financial statements.

- - --------------------
A REVIEW BY QUARTERS
- - --------------------

(Unaudited)


                                                                                   ----------------------------------------------
                                                                                        1994             1993            1992
- - ---------------------------------------------------------------------------------------------------------------------------------
REVENUE
    First Quarter ended March 31                                                    $ 7,800,995      $ 7,944,256      $ 6,412,426
    Second Quarter ended June 30                                                      7,300,260        8,915,777        7,398,557
    Third Quarter ended September 30                                                  7,656,890        8,592,844        7,975,071
    Fourth Quarter ended December 31                                                  8,931,059        7,832,016        8,737,230
OPERATING INCOME
    First Quarter ended March 31                                                    $   712,474      $(2,562,901)     $   411,475
    Second Quarter ended June 30                                                        349,998          862,901        1,113,761
    Third Quarter ended September 30                                                    643,885          767,773          746,072
    Fourth Quarter ended December 31                                                    630,414          706,507          826,900
NET INCOME
    First Quarter ended March 31                                                    $   618,739      $(1,685,002)*    $   411,873
    Second Quarter ended June 30                                                        414,734        1,422,657**      1,065,083
    Third Quarter ended September 30                                                    503,771          758,246          798,053
    Fourth Quarter ended December 31                                                    659,958          725,106          820,446
EARNINGS PER SHARE
    First Quarter ended March 31                                                    $      0.02         $  (0.06)***  $      0.02
    Second Quarter ended June 30                                                           0.02             0.05             0.04
    Third Quarter ended September 30                                                       0.02             0.03             0.03
    Fourth Quarter ended December 31                                                       0.02             0.03             0.03
MARKET PRICE PER SHARE
    March 31                                                                        $      2.88      $      4.81      $      5.00
    June 30                                                                                2.13             4.75             4.50
    September 30                                                                           2.44             5.00             5.00
    December 31                                                                            2.31             3.19             7.75
                                                                                    ---------------------------------------------

* Includes the effect of $1,500,000 of contract termination costs and cumulative effect of adopting Statement No. 109 of $900,000.

** Includes the effect of $600,000 of income tax benefit.

***Earnings per share before cumulative effect of adopting Statement No.
   109 was $(0.09).

- - -24-

                                      ------------------------------------------
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                      ------------------------------------------

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

The consolidated financial statements include the accounts of CIS Technologies, Inc. and all majority-owned subsidiaries (collectively, "the Company"). All intercompany accounts and transactions have been eliminated in consolidation.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and all highly liquid investments with a maturity when acquired of three months or less.

Property and Equipment

Property and equipment is stated at cost, net of accumulated depreciation and amortization. All material property and equipment additions are capitalized and depreciated on a straight-line basis over the estimated useful life of the assets.

Software Development Costs

Software development costs are capitalized in accordance with Financial Accounting Standards Board Statement No. 86, "Accounting for the Cost of Computer Software to be Sold, Leased, or Otherwise Marketed." Costs incurred during the initial design phase of software development are expensed. Once the software has been clearly defined and technological feasibility has been established, software development costs are capitalized and amortized on a straight-line basis over an estimated useful life of five years. Software development costs are carried at their net realizable value and, as such, an annual review of software development costs is conducted and the costs of obsolete software are written off.

Purchased Contracts and Goodwill

Purchased contracts are stated at the lower of cost (net of accumulated amortization) or net realizable value and are amortized on a straight-line basis over 15 years. Goodwill represents the excess of the cost of acquired businesses over the fair value of the net assets and is amortized on a straight-line basis over 20 years. Goodwill is evaluated annually for impairment based on estimated undiscounted cash flows of the acquired entities and written down to net realizable value if necessary. No impairment has been recorded at December 31, 1994.

Income Taxes

Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Statement No. 109 requires the measurement of deferred tax assets for deductible temporary differences and operating loss carryforwards, and of deferred tax liabilities for taxable temporary differences. Measurement of current and deferred tax liabilities and assets is based on provisions of enacted tax law; the effects of future changes in tax laws or rates are not included in the measurement. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable for the period and the change during the period in deferred tax assets and liabilities.

Revenue Recognition

EDI Services. Initial license fees are recognized upon execution of the contract. Installation fees are recognized upon completion of the installation. Revenue from claims processing and software maintenance is recognized monthly based upon the terms of the contract.

Audit Services. Charge recovery revenue is recognized monthly based upon a contracted percentage of the total lost charges identified and billed to insurance companies. Other types of audit services revenue are recognized in the period the services are performed.

Other Services. Revenue is recognized monthly based upon the terms of the contract.

Hardware and Software Sales. Revenue is recognized upon delivery.

Earnings Per Share

Earnings per share are computed using the weighted average number of common shares outstanding during the periods presented, including, if dilutive, shares issuable under the stock option plans, warrants and convertible preferred stock.

- - ------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- - ------------------------------------------

Reclassifications

Certain reclassifications were made to prior year financial statements to conform to the 1994 financial statement format.

Concentrations of Credit Risk

Trade receivables with hospitals potentially subject the Company to concentrations of credit risk. Such credit risk, however, is considered by management to be limited because of the Company's sizable and geographically diverse client base. The Company performs ongoing credit evaluations of its clients and generally does not require collateral. At December 31, 1994, the Company had cash in one bank of approximately $1.1 million.


2.  PROPERTY AND EQUIPMENT

                                                                                      -------------------------------------------
                                                                                                  1994                  1993
- - ---------------------------------------------------------------------------------------------------------------------------------
Computer hardware and purchased software                                                        $  3,000,955         $  3,464,777
Computer hardware under capital lease                                                                454,708              454,708
Software development costs                                                                        10,525,606            6,677,667
Furniture and fixtures                                                                               741,160              662,553
Furniture and fixtures under capital lease                                                           423,807              423,807
Leasehold improvements                                                                               715,013              502,433
Equipment                                                                                            146,731                    -
Vehicles                                                                                              93,367                    -
                                                                                                $ 16,101,347         $ 12,185,945

Accumulated depreciation and amortization                                                         (6,286,585)          (5,438,341)
Property and equipment, net                                                                     $  9,814,762         $  6,747,604
                                                                                                ------------         ------------

The following table details software development cost information for the years ended December 31, 1994, 1993 and 1992:


                                                                     ------------------------------------------------------------
                                                                          1994                     1993                  1992
- - ---------------------------------------------------------------------------------------------------------------------------------

Unamortized software development costs, beginning balance            $  4,896,443               $  2,581,203         $    693,290
Capitalized software development costs                                  3,759,784                  3,676,971            2,127,828
Software acquired in acquisition                                          113,700                          -                    -
Amortization of software development costs                             (1,282,096)                  (741,198)            (239,915)
Write-off of software development costs                                  (113,004)                  (620,533)                   -
Unamortized software development costs, ending balance               $  7,374,827               $  4,896,443         $  2,581,203

- - -26-

                                      ------------------------------------------
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                      ------------------------------------------






3. INTANGIBLE ASSETS
                                                                                                ---------------------------------
                                                                                                      1994              1993
- - ---------------------------------------------------------------------------------------------------------------------------------
Purchased Contracts                                                                             $  1,300,000         $  1,300,000
Goodwill:
    Teleclaim                                                                                      1,270,089            1,270,089
    HBA                                                                                            7,426,297            7,426,297
    AMSC                                                                                           5,701,931                    -
Other intangible assets                                                                               37,667              449,951
                                                                                                ---------------------------------
                                                                                                $ 15,735,984         $ 10,446,337
Accumulated amortization                                                                          (2,095,180)          (1,893,685)
                                                                                                ---------------------------------
Intangible assets, net                                                                          $ 13,640,804         $  8,552,652
                                                                                                ---------------------------------

Purchased contracts and Teleclaim goodwill resulted from the purchase of the Teleclaim Processing Division ("Teleclaim") of Medaphis Corporation in 1988. The HBA goodwill resulted from the purchase of Hospital Billing Analysis, Inc. ("HBA") in 1991. The AMSC goodwill resulted from the acquisition of AMSC, Inc. ("AMSC") in 1994 (See Note 13).


4.  ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
                                                                                                ---------------------------------
                                                                                                    1994                 1993
- - ---------------------------------------------------------------------------------------------------------------------------------
Accounts payable, trade                                                                         $  1,736,782         $  1,914,488
Book overdrafts                                                                                            -              618,023
Wages, bonus and commissions payable                                                                 745,420              409,787
Employee benefits payable                                                                            166,910              296,530
Accrued income taxes payable                                                                         121,350                    -
Other accrued liabilities                                                                            665,400              174,485
                                                                                                ---------------------------------
Accounts payable and accrued liabilities                                                        $  3,435,862         $  3,413,313
                                                                                                ---------------------------------


5.  LONG-TERM DEBT
                                                                                                ---------------------------------
                                                                                                      1994                 1993
- - ---------------------------------------------------------------------------------------------------------------------------------
Term Loan, due 1997 (a)                                                                         $  2,000,000         $          -
Convertible notes, due 2007 (b)                                                                      500,000                    -
Non-convertible notes, due 2007 (b)                                                                1,500,000                    -
Other                                                                                                499,679              257,670
                                                                                                ---------------------------------
                                                                                                $  4,499,679         $    257,670
Current maturities                                                                                   980,816              152,096
                                                                                                ---------------------------------
Long-term debt                                                                                  $  3,518,863         $    105,574
                                                                                                ---------------------------------


(a) In October 1994, the Company entered into a new Credit Agreement which provided for a $2,000,000 term loan and a $5,000,000 line of credit. This Agreement was used to replace the existing credit agreement and indebtedness, and provided funding for the acquisition of AMSC, Inc. This note is collateralized by virtually all assets of the Company, and the Agreement expires in October 1997. Under this Agreement, the Company is required to maintain certain financial ratios. In addition, this Agreement limits reductions of the collateralized asset base, places restrictions on investments permitted and additional indebtedness, and

- - ------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- - ------------------------------------------

includes a subjective acceleration clause. The term loan portion of this agreement is payable in quarterly principal installments of $166,667, with interest payments on the outstanding balance due monthly, and bears interest at a floating rate equal to an index rate plus 4% (9.66% at December 31, 1994). The revolving credit facility accrues interest, payable monthly, at a floating rate equal to an index rate plus 3.75% (9.41% at December 31, 1994). As of December 31, 1994, borrowings under this facility were $43,877, leaving an available balance of $4,956,123.

(b) Convertible promissory notes, provided as partial consideration in the AMSC acquisition, are convertible to shares of the Company's common stock at market value on the date of the conversion in minimum amounts of $50,000. These notes bear interest at 7.5%, and are payable in monthly installments of $7,373 commencing December 1997 and maturing November 2007. Non-convertible promissory notes were also provided as partial consideration in the AMSC acquisition, and are not convertible to common stock. These notes bear interest at 7.5%, and are payable in monthly installments of $22,120 commencing December 1997 and maturing November 2007. The notes are collateralized by stock in AMSC held by the Company.

The aggregate maturities on all long-term debt are $980,816, $717,247, $721,740, $203,761 and $220,291, respectively, for each of the years ending December 31, 1995, through 1999.


6.  COMMITMENTS AND CONTINGENCIES

The Company leases computer hardware, office space and furniture under various capital and operating lease agreements.

The following table summarizes the future minimum lease payments for the next five years:

                                                                                          ---------------------------------------
                                                                                           Operating leases        Capital leases
- - ---------------------------------------------------------------------------------------------------------------------------------
1995                                                                                      $  1,731,505             $    206,149
1996                                                                                         1,046,971                        -
1997                                                                                           707,051                        -
1998                                                                                           656,863                        -
1999                                                                                           432,650                        -
                                                                                          -------------------------------------
Minimum payments for the next five years                                                  $  4,575,040             $    206,149

Interest on capital leases                                                                                               25,941
                                                                                          -------------------------------------
Capital lease obligation, current                                                                                    $  180,208
                                                                                          -------------------------------------

For the years ended December 31, 1994, 1993, and 1992, rental expense on operating leases was $2,319,523, $1,142,028, and $882,298 respectively.

The Company is a party to various legal proceedings arising in the ordinary course of business none of which, in the Company's opinion, should result in a judgement which would have a material adverse effect on the Company.



7. PREFERRED STOCK AND WARRANTS

The Company issued 2,384,182 shares of convertible preferred stock. The stock is non-voting, has no dividend, includes a liquidation preference of $.01 per share and is convertible into common stock on a share for share basis (subject to certain adjustments) on or after the occurrence of one of several triggering events. At December 31, 1994, the Company had warrants outstanding to acquire 500,000 shares of non-voting convertible preferred stock exercisable at $3.25 per share over three years. The Company also has outstanding warrants to acquire 200,000 shares of common stock at $3.0625 per share through February 1999, 40,000 of which are currently exercisable.

- - -28-

- - ------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- - ------------------------------------------

8.  INCOME TAXES

The Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" as of January 1, 1993. The cumulative effect of this change in accounting for income taxes as of January 1,1993 increased net income by $900,000 ($.03 per share) and is reported separately in the consolidated statements of operations. Prior years' financial statements were not restated.

The components of income tax benefit (expense) are as follows:

                                                                                   ---------------------------------------------
                                                                                      1994              1993              1992
- - --------------------------------------------------------------------------------------------------------------------------------
Federal:
    Current                                                                        $  108,656       $  723,449       $  (289,658)
    Deferred                                                                                -                -           289,658
State:
    Current                                                                          (172,620)         (43,609)          (81,919)
    Deferred                                                                           50,000         (123,449)                -
                                                                                   ---------------------------------------------
Total                                                                              $  (13,964)      $  556,391       $   (81,919)
                                                                                   ---------------------------------------------

Income tax expense differed from the amounts computed by applying the U.S. federal statutory tax rates to pre-tax income as follows:

                                                                                   ---------------------------------------------
                                                                                      1994              1993              1992
- - --------------------------------------------------------------------------------------------------------------------------------
Federal statutory regular taxes                                                    $ (751,725)      $   80,030       $(1,080,307)
Amortization of goodwill                                                             (171,136)        (156,876)         (169,480)
Utilization of tax basis net operating loss carryforward                                    -                -         1,249,787
Recognition of tax assets                                                           1,031,405          795,949                 -
State income taxes                                                                    (80,929)        (167,058)          (81,919)
Other                                                                                 (41,579)           4,346                 -
                                                                                   ---------------------------------------------
Income tax benefit (expense)                                                       $  (13,964)      $  556,391       $   (81,919)
                                                                                   ---------------------------------------------

The components of the net deferred tax asset at December 31, 1994 and 1993 include:

                                                                                                   -----------------------------
                                                                                                        1994              1993
- - --------------------------------------------------------------------------------------------------------------------------------
Deferred tax assets:
Net operating loss carryforwards                                                                   $ 4,636,032       $ 4,804,767
Allowance for doubtful accounts                                                                        121,117           121,190
Accrued expenses                                                                                             -            60,800
Alternative minimum tax credit carryforward                                                             21,365                 -
                                                                                                   -----------------------------
                                                                                                     4,778,514         4,986,757
                                                                                                   -----------------------------
Deferred tax liabilities:
Depreciation and amortization                                                                       (2,801,548)       (2,013,662)
                                                                                                   -----------------------------
                                                                                                     1,976,966         2,973,095

Valuation allowance                                                                                 (1,234,929)       (2,281,058)
                                                                                                   -----------------------------
Net deferred tax asset                                                                             $   742,037       $   692,037
                                                                                                   -----------------------------


- - ------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- - ------------------------------------------

The net deferred tax asset is reflected in the consolidated balance sheets as a deferred tax asset of $900,000 for those tax jurisdictions where the Company has operating loss carryforwards and a deferred tax liability of $157,963 and $207,963 as of December 31, 1994 and 1993, respectively, for those states in which the Company does not have operating loss carryforwards.

At December 31, 1994, the Company has unused net operating loss carryforwards of $12.2 million for tax purposes and $12.1 million for alternative minimum-tax purposes, expiring from 1999 to 2004.




9.  RELATED PARTY TRANSACTIONS

Receivables from officers and management at December 31, 1994 and 1993, were $297,540 and $153,393, respectively, and consisted of principal and accrued interest at 6.66% and 7% on unsecured notes. The notes are to be repaid in annual installments through April 1997.

On February 2, 1994, the Company acquired certain assets from HRS, a company majority-owned by a Board member, in exchange for its 15% interest in HRS and warrants for 200,000 shares of the Company's common stock.




10.  EMPLOYEE BENEFIT AND STOCK OPTION PLANS

Employee Stock Purchase Plan

All full-time employees may purchase common stock of the Company at market price through the Employee Stock Purchase Plan. The Company matches purchases in an amount equal to 25% of the purchase price.

CIS Thrift and Profit Sharing 401(k) Plan

All full-time employees with at least 90 days of service are eligible to participate in the CIS 401(k) Plan, to which employees may contribute up to 25% of their gross salary. The Company matches 25% of the contribution up to 6% of the employee's base salary. The cost of this benefit plan to the Company for the years ended December 31, 1994, 1993 and 1992 was $115,912, $108,548 and $97,025,
respectively.

Stock Option Plan

Key employees, as determined by the Board of Directors, may participate in the Stock Option Plan (formerly the Incentive Stock Option Plan), for which the Company has reserved 3,000,000 shares for the grant of options. The exercise price for tax qualified "incentive stock options" may be no less than the market value of CIS common stock on the date of grant. Exercise prices and expiration dates are subject to determination by the Board for non-qualified options, however, no option may be exercised prior to the expiration of one year from the date of grant. Options expire no later than 10 years from the date of grant.

During 1994, the Company granted options for 45,000 common shares at an exercise price of $3.25 per share to non-employee members of the Board of Directors. During 1993, the Company granted options for 95,000 common shares at exercise prices ranging from $6.00 to $7.00 per share to non-employee members of the Board of Directors. All of the options are exercisable one year from the date of grant. As of December 31, 1994, 65,000 options granted to Board members had been exercised.

Employee Stock Option Plan

All full-time employees are eligible to receive options granted pursuant to the Employee Stock Option Plan, for which the Company has reserved 2,000,000 shares. Options are granted as determined by the Board of Directors. The option price is equal to the market value of CIS common stock on the date of grant. Options expire no later than 10 years from the date of grant.

- - -30-

- - ------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- - ------------------------------------------

The following table details stock option activity for the years ended December 31, 1994, 1993, and 1992:


STOCK OPTION PLAN                1994             Price range           1993          Price range         1992       Price range
Beginning balance             1,366,500           $1.06-$7.00          827,000        $1.06-$5.63      1,097,000      $1.06-$4.88
Options granted                 185,000             2.25-3.25          686,000          3.75-7.00         75,000        4.50-5.00
Options exercised               (18,000)                 1.09         (100,000)         2.25-4.88       (345,000)       1.09-3.88
Options expired or forfeited   (130,500)            5.00-6.00          (46,500)         4.50-6.00              -                -
Ending balance                1,403,000             1.06-7.00        1,366,500          1.06-7.00        827,000        1.06-5.63
Exercisable                     913,322             1.06-7.00          549,000          1.06-6.00        514,000        1.06-5.63
                              ---------------------------------------------------------------------------------------------------
EMPLOYEE STOCK OPTION PLAN
Beginning balance               632,949           $1.38-$6.81          435,447        $1.38-$6.81        259,404      $1.38-$6.81
Options granted                 440,119             2.50-2.63          338,375               4.88        265,238             4.63
Options exercised                (7,943)                 1.38          (27,142)         1.38-6.81        (30,967)       1.38-5.00
Options expired or forfeited   (140,498)            1.38-6.81         (113,731)         1.38-6.81        (58,228)       4.63-6.81
Ending balance                  924,627             1.38-6.81          632,949          1.38-6.81        435,447        1.38-6.81
Exercisable                     484,594             1.38-6.81          321,487          1.38-6.81        190,522        1.38-6.81

The outstanding options expire from November 1998 to August 2004.


11.  REVENUE FROM SIGNIFICANT CUSTOMERS

For the year ended December 31, 1993, 11% or $3.8 million of total revenue was derived from one customer, relating to an outsourcing contract that was terminated in October 1993.


12.  EARNINGS PER SHARE

The following table reconciles the number of common shares outstanding as shown on the Consolidated Balance Sheets with the weighted average common shares outstanding as shown on the Consolidated Statements of Operations for the years ended December 31, 1994, 1993, and 1992:

                                                                                1994               1993              1992

Common shares outstanding                                                    30,093,706         26,857,049        26,722,502
Effect of using weighted average common and common
    equivalent shares outstanding                                            (2,514,586)           (44,536)         (235,601)
Effect of shares issuable under stock option plans
    based on the treasury stock method                                           37,971            241,185           377,943
Weighted average common and common equivalent shares outstanding             27,617,091         27,053,698        26,864,844


Earnings per share was computed by dividing net income by weighted average common shares outstanding for each year.

- - ------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- - ------------------------------------------

13. ACQUISITION OF AMSC, INC.

Effective November 3, 1994, the Company acquired 100% of the common stock of AMSC, Inc. ("AMSC"), of Orlando, Florida, for $5,000,000 (plus acquisition costs) consisting of:

Cash                                                                                                                $  1,000,000
- - ---------------------------------------------------------------------------------------------------------------------------------
CIS common stock (738,758 shares)                                                                                      2,000,000
Convertible note (see Note 5)                                                                                            500,000
Non-convertible note (see Note 5)                                                                                      1,500,000
                                                                                                                    ------------
                                                                                                                    $  5,000,000
                                                                                                                    ------------

The acquisition was accounted for as a purchase. Under the purchase method, the net assets of AMSC were recorded at their estimated fair values and the excess of cost over net assets acquired was recorded as goodwill. The operating results of AMSC are included in the Company's consolidated results of operations from November 3, 1994.

The following unaudited pro forma information shows the consolidated operating results of the Company as though the purchase of AMSC had been made at the beginning each year:

                                                                                                             1994          1993
                                                                                                         --------------------------
- - -----------------------------------------------------------------------------------------------------------------------------------
Revenue                                                                                                  $ 34,986,928  $ 37,742,216
                                                                                                         --------------------------
Net Income (loss)                                                                                        $  1,446,589  $   (504,233)

                                                                                                         --------------------------
Earnings (loss) per share                                                                                $       0.06  $      (0.02)

                                                                                                         --------------------------

The pro forma results of operations are not necessarily indicative of the actual results of operations that would have occurred had the purchase actually been made at the beginning of the respective periods, nor of the results which may occur in the future.

- - -32-

- - --------------
CORPORATE DATA
- - --------------

Independent Public Accountants
Coopers & Lybrand L.L.P.
Tulsa, Oklahoma

Transfer Agent and Registrar
Chemical Shareholder Services Group, Inc.
450 West 33rd Street, 8th Floor
New York, NY 10001
(800) 635-9270

Legal Counsel
Pray, Walker, Jackman
Williamson & Marlar
Tulsa, Oklahoma

Trademarks
CIS(R) is a registered trademark of CIS, Inc. PREMIS(R) is a registered trademark of CIS, Inc. POSTPRO(TM) is a trademark of CIS, Inc. Microsoft(R) is a registered trademark of Microsoft Corporation. Windows(TM) is a trademark of Microsoft Corporation.

Common Stock
CIS Technologies, Inc. common stock is traded on The Nasdaq Stock Market (National Market) under the symbol CISI. The following tables show the quarterly range of high and low closing sales prices of the common stock during the fiscal period indicated. No cash dividends have been declared or paid on the Company's common stock in the past three years. The terms of the Company's debt contain substantial restrictions on the Company's ability to pay dividends. As of March 3, 1995, CIS Technologies has 2,068 shareholders of record.

                        Fiscal Year 1993   Fiscal Year 1994
                           High   Low         High   Low
First Quarter              7.38  4.38         4.00  2.50
Second Quarter             5.88  4.38         3.44  2.13
Third Quarter              5.50  4.50         2.56  1.94
Fourth Quarter             5.25  3.06         3.00  2.25

                                Fiscal Year 1995
                                   High   Low
Through March 3, 1995              2.44  2.00

Form 10-K
The Company's Annual Report on Form 10-K will be sent free of charge upon written request to Investor Relations.

Corporate Headquarters
CIS Technologies, Inc.
6100 South Yale, Suite 1900
Tulsa, OK  74136-1903

Notice of Annual Meeting
The annual meeting of stockholders will be held on April 27, 1995, at 2:00 p.m. C.S.T. at the Doubletree Hotel at Warren Place, 6100 S. Yale, Tulsa, Oklahoma.


- - -34-