Form 10-K, Exhibit 13
period 1995-12-31
CIS TECHNOLOGIES INC
filed 1996-04-15
CIK 806072

FIVE-YEAR SUMMARY OF SELECTED FINANCIAL DATA

                                                  1995             1994             1993              1992             1991
- ------------------------------------------------------------------------------------------------------------------------------------

Operations:
  Revenue                                     $ 43,227,339     $ 31,689,204     $ 33,284,893      $ 30,523,284     $ 17,766,464
  Operating income (loss)                     $  3,893,304     $  2,336,771     $   (225,723)     $  3,098,208     $  1,239,200
  Net income                                  $  2,674,149     $  2,197,002     $  1,221,007      $  3,095,455     $  1,430,546

Per Share Data:
  Earnings                                    $       0.08     $       0.08     $       0.05*     $       0.12     $       0.06
  Market price: High                          $       4.50     $       4.00     $       7.75      $       7.88     $       7.94
  Market price: Low                           $       2.00     $       1.94     $       3.00      $       4.00     $       3.50
  Weighted average shares outstanding           32,806,712       27,617,091       27,053,698        26,864,844       25,894,710
  Common shares outstanding                     30,188,589       30,093,706       26,857,049        26,722,502       26,349,851

Capital Position:
  Current assets                              $ 19,752,717     $ 24,582,630     $ 11,607,244      $ 11,579,626     $  9,501,313
  Current liabilities                         $ 11,078,058     $  5,555,583     $  4,360,412      $  3,234,032     $  3,197,140
  Long-term liabilities                       $  7,850,757     $  3,676,826     $    486,753      $    614,205     $  1,246,473
  Working capital                             $  8,674,659     $ 19,027,047     $  7,246,832      $  8,345,594     $  6,304,173
  Total assets                                $ 62,352,934     $ 49,501,882     $ 29,087,361      $ 26,520,830     $ 22,903,143
  Stockholders' equity                        $ 43,424,119     $ 40,269,473     $ 24,240,196      $ 22,672,593     $ 18,459,530

Investment Spending:
  Capital expenditures                        $  4,476,932     $  4,557,854     $  4,000,131      $  3,192,393     $  1,322,542
  Acquisitions                                $ 10,059,539     $  1,075,000     $         --      $         --     $  2,647,864

Financial Ratios:
  Current ratio                                        1.8              4.4              2.7               3.6              3.0
  Debt to equity                                        32%              12%               2%                3%               7%
  Net profit margin                                      6%               7%               4%               10%               8%
  Return on equity                                       6%               5%               5%               14%               8%

Operating Statistics:
  Clients                                            1,075              700              562               550              478
  Employees                                            469              414              396               530              313
  Claims processed                              27,515,000       24,050,000       22,163,000        18,137,000       12,500,000

*Includes effect of adopting Statement No. 109 - $0.03 per share.

                             CIS TECHNOLOGIES, INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

CIS Technologies, Inc. is a full-service healthcare reimbursement and business management company. The Company offers technology-based products and services that enable healthcare organizations to realize their full financial potential. Participants in a healthcare delivery system realize benefits through proven methods to enhance business office efficiency, creative financing alternatives, state-of-the-art managed care and clinical practice management systems, and EDI tools to reduce paperwork and administrative costs. In 1995, the Company continued to grow and expand its presence in the healthcare industry with the strategic acquisition of Pleasanton, California-based Hospital Cost Consultants, Inc. ("HCC"). As a result of the internal growth initiatives implemented in 1994 and the strategic acquisitions of HCC in June 1995, and AMSC, Inc. ("AMSC") in November 1994, the Company enjoyed a year of record revenue. Revenue in 1995 reached $43.2 million, a 36% increase over 1994 revenue. The Company's products and services are currently delivering value to healthcare organizations in the United States and around the world, with more than 220 third-party payers in the United States and 1,075 clients in 38 states, Canada, Great Britain, Australia, and New Zealand.

RESULTS OF OPERATIONS - 1995 COMPARED TO 1994

Revenue increased $11.5 million, or 36%, over 1994 due to both internal growth and acquisitions. The increase is primarily attributable to the acquisitions of HCC and AMSC. These new business units contributed revenues of $6 million and $5.5 million, respectively, constituting 27% of total revenue for 1995. Professional Services and EDI revenues also contributed to overall growth. Professional Services revenue was up $2.2 million, or 96%, over the prior year. EDI revenue grew $483,000, or 3%, from prior year. These increases were partially offset by a decrease in Audit Services revenue of $1 million, or 9%, due to lower charge recovery sales.

Overall operating expenses increased 34%, or $10 million, in 1995. However, total operating expenses as a percent of revenue declined to 91% in 1995 from 93% in 1994, the result of management's commitment to decreasing operating expenses. The increase in operating expenses is the result of an additional $4.9 million in expense from HCC, $6.5 million from a full year of AMSC offset by a 9% reduction in general and administrative expenses, and decreases in technical operations and sales and client service expenditures due to the harvesting of cost saving strategies initiated in 1994. Included in the $11.4 million in operating expenses from the two new acquisitions are $921,000 (HCC) and $584,000
(AMSC) in expenses related to the depreciation of the assets acquired and related amortization of intangible assets.

The Company's operating income increased 67% to $3.9 million in 1995. Net income also increased 22% to $2.7 million.

The effective income tax rate rose to 18% in 1995. The Company's effective income tax rate in recent years has been significantly impacted by the financial statement recognition of its net operating loss carryforwards. As of December 31, 1995 the Company's operating loss carryforwards have been fully recognized for financial reporting purposes. Due to the full utilization of such carryforwards, the Company's effective tax rate in future years will be in excess of the statutory tax rate (federal and state) due to the effect of non-deductible amortization of intangible assets. Realization of the Company's net deferred tax asset of $2.3 million at December 31, 1995 is dependent on generating sufficient taxable income prior to expiration of the loss carryforwards. Although realization is not assured, management believes it is more likely than not that all of the deferred tax asset will be realized. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

                              CIS TECHNOLOGIES, INC.

RESULTS OF OPERATIONS - 1994 COMPARED TO 1993

Revenue decreased $1.6 million, or 5%, primarily due to the October 1993 discontinuation of the Company's business office outsourcing operation which generated revenues of $3.8 million in 1993. Excluding business office operations, 1994 revenues increased $2.2 million, or 7%, due to $1.5 million in revenues related to AMSC, acquired in October 1994, and an additional $1.5 million attributable to new service offerings and an increasing customer base for recurring services. These increases were offset by an $800,000 reduction in licensing and installation revenues.

Operating expenses decreased 12%, or $4.2 million, in 1994 due to $5.9 million in non-recurring 1993 expenses and a net reduction in ongoing personnel costs of $300,000 mostly due to bringing previously contracted programming services in-house. These decreases were offset by depreciation, amortization, computer lease, and communication expense increases of $900,000; and by the 1994 addition of AMSC operating expenses of $1.2 million. Non-recurring 1993 expenses included $4.4 million related to the discontinued business office operation, and a $1.5 million charge related to the termination of a software development contract with a third-party vendor.

In February 1993, the Company discontinued its relationship with a third-party software vendor because of delivery postponements and the discovery of numerous software defects and performance and support deficiencies. The Company recorded $1.5 million in costs relating to the discontinuance of the software enhancement and development arrangements in the first quarter of 1993 as a contract termination expense.

During October 1993, the Company sold its business office outsourcing operation at Straub Clinic & Hospital. The Company had been operating the Straub business office since August 1992 and this client accounted for $3.8 million of total revenue and $4.4 million of total sales and client service expense during 1993.

The Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" effective January 1, 1993. Statement No. 109 requires the measurement of deferred tax assets for deductible temporary differences and operating loss carryforwards and of deferred tax liabilities for taxable temporary differences. The cumulative effect of this change in accounting for income taxes as of January 1, 1993 increased net income by $900,000 ($0.03 per share) and is reported separately in the consolidated statements of operations.

FINANCIAL CONDITION

The Company's financial position changed significantly during 1995 as a result of the acquisition of HCC for $10 million cash and the assumption of a $5 million note. At December 31, 1995, working capital was $8.7 million and the current ratio was 1.8, compared to $19 million and 4.4 at December 31, 1994. These decreases reflect the decrease in cash and cash equivalents as a result of the purchase of HCC.

Property and equipment at December 31, 1995 was $15 million, an increase of 53%, or $5.2 million, from December 31, 1994. The majority of the increase is due to the acquisition of HCC. In addition, intangible assets, net of amortization, totaled $24.7 million, an increase of $11.1 million, or 81%, which primarily reflects goodwill, acquired customer list, and non-compete agreement recognized in the acquisition of HCC. At December 31, 1995, the Company had $24.7 million of intangible assets, including $21.8 million of goodwill, net of accumulated amortization. Goodwill of acquired entities is evaluated annually for impairment based on estimated undiscounted cash flows of the acquired entities and written down to net realizable value if necessary. No impairment had been recorded at December 31, 1995. Such estimated future cash flows are regularly revised as actual results are obtained, which revision could necessitate a future reduction in the near term of the goodwill associated with the acquired entities.

                             CIS TECHNOLOGIES, INC.

LIQUIDITY

The Company's 1995 cash requirements were met primarily through cash reserves, the result of private stock issuances to two institutional investors in 1994, external financing, and internally generated funds. At December 31, 1995, the Company had $598,000 in cash and cash equivalents and a $5 million revolving credit facility which expires October 31, 1997. As of December 31, 1995, there were borrowings of $3.7 million under the credit facility. In February 1996, the line of credit was increased to $6 million. The Company has $9.6 million of debt; $7.4 million from a term loan ($5 million related to the HCC acquisition) with GE Capital and $2.2 million which was issued as a part of the AMSC acquisition.

Cash used in operating activities was $520,000, a change of $4.6 million from 1994 to 1995. The increase in cash used in 1995 was primarily the result of the net change in operating assets and liabilities offset by increased net income of $477,000, depreciation and amortization of $2 million, and deferred taxes of $578,000. The net change in operating assets and liabilities (which excludes the effect of the HCC acquisition) was due primarily to: (1) an increase in trade receivables of $4 million; (2) a decrease in deferred revenue of $2 million related to completion of installations in process; and (3) a decrease in accounts payable and accrued liabilities of $2.1 million.

Cash used in investing activities increased $8.9 million from 1994 to 1995. Of the $4.5 million in additions to property and equipment, $3.7 million was capitalized for software development. The Company develops internally the majority of the products it provides to its customers. During 1995, development activity was focused on two primary areas: (1) the completion of version 2.1 of the Premis product which was released in August 1995 and includes additional functionality; and (2) the development of a host edit clearinghouse which allows the Company's clearinghouse to process claims from hospitals, physicians and other healthcare providers, even if they are not currently using the Company's Premis product. The Company also used $10 million to purchase HCC in 1995.

Cash provided by financing activities was $4.2 million for the year ended 1995, which resulted principally from borrowings associated with the purchase of HCC. The Company obtained an additional term loan of $1.25 million in July 1995. The Company utilized $2 million on the line of credit facility to acquire HCC and increased the usage of the line of credit by an additional $1.7 million to fund the Company's growth in operations, offset by an increase in debt repayments. In February 1996, GE Capital refinanced the Company's short-term note to the seller of HCC in order to extinguish the $5 million note related to the acquisition.

Capital resources available should be sufficient to meet the needs of the Company's business on both a short- and long-term basis. The Company expects future software development costs and working capital requirements will be provided by internally generated cash flow and its line of credit facility.

CAPITAL EXPENDITURES

The Company has spent $4.5 million, $4.6 million and $4 million on additions to property and equipment during 1995, 1994, and 1993, respectively. The majority of the expenditures were for software development costs as discussed above. The 1996 capital budget anticipates capital expenditures of $4.1 million, with $3.7 million planned for continuing software development and the remainder budgeted for computer equipment and leasehold improvements.

ACQUISITIONS

Effective November 3, 1994, the Company acquired 100% of the common stock of AMSC, Inc. for $5 million plus acquisition costs, consisting of cash, stock and notes. Effective June 1, 1995, the Company acquired 100% of the common stock of Hospital Cost Consultants, Inc. for $15.4 million plus acquisition costs, consisting of cash, stock options and a $5 million note. (See Note 13 to the Financial Statements.) Certain additional consideration in the HCC acquisition may be payable based on the achievement of specified earnings levels of the acquired entity, such consideration which will be recorded as additional cost of the acquisition when it is determinable.

                             CIS TECHNOLOGIES, INC.

LOOKING FORWARD

1995 resulted in revenue of $43.2 million, an increase of $11.5 million or 36%; operating income of $3.9 million, an increase of $1.6 million or 67%; and net income of $2.7 million, an increase of $477,000 or 22%. The acquisition of HCC and AMSC contributed significantly to the growth in revenue and improved operating results despite increased operating expenses due to these acquisi-tions. The additional operating costs incurred related to these acquisitions should be viewed as an investment in the future of the Company. In an effort to realize the synergies between the Company's core products and services and those offered by HCC and AMSC, management has devoted and will continue to devote significant resources to integrate these acquisitions into the Company. The Company believes these operating costs will decrease in the future as it capitalizes on potential synergies. The Company believes the products acquired are essential to the Company meeting the demands of the ever-changing healthcare industry.

Through the acquisition of HCC, the Company has gained access to the managed care marketplace, a segment of the healthcare industry it had previously untapped. Sales opportunities for the Company now include: Electronic Data Interchange Services; Financial Services which include billing services, accounts receivable resolution, business office management, and retrospective, defense, and concurrent auditing; Integrated Physician Services; and Managed Care Services including a cost system, a managed care system, and a data management package. All of these healthcare industry products and services will allow the Company to take full advantage of cross-selling opportunities among existing clients and newly acquired clients.

The Company released version 2.1 of its PREMIS product in August 1995 which has been well accepted by our customers and has translated into many conversions and upgrades. The Company is beta testing an internal software application that will allow the Company's clearinghouse to process claims from hospitals, physicians, and other healthcare providers, even if they are not currently using the Company's PREMIS product. The Company's core product line has been complemented by the products provided by HCC and AMSC. The cross-selling opportunities provided by this full suite of products is expected to result in continued and steady revenue growth. In addition, the Company continues to identify and pursue acquisition opportunities to fill unrepresented market niches and to broaden market penetration in the physician and hospital markets.

INFLATION

To date, inflation has not had a material effect on the Company's operations. In management's opinion, inflation should not have a significant impact upon its future operating results.

IMPACT OF FINANCIAL ACCOUNTING PRONOUNCEMENTS

In October 1995, Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" was issued. The statement allows companies the option of recording or disclosing compensation expense for grants of stock, stock options, and other equity instruments issued to employees based on fair value. The Company will elect the disclosure method of complying with the new statement. Under existing accounting rules, the Company's stock option grants have not resulted in compensation expense. Accordingly, under the provisions of the new statement, pro forma net income to be disclosed will be lower than net income reported in the financial statements.

In March 1995, Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of" was issued. The statement establishes accounting standards for the impairment of long-lived assets, such as property and equipment and goodwill, and will be effective for the Company beginning with the year ending December 31, 1996. The Company does not believe the new standard will significantly impact its financial statement evaluation of impairment of long-lived assets.

                             CIS TECHNOLOGIES, INC.

REPORT OF INDEPENDENT ACCOUNTANTS

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS
CIS TECHNOLOGIES, INC. AND SUBSIDIARIES

We have audited the accompanying consolidated balance sheets of CIS Technologies, Inc. and Subsidiaries (the "Company") as of December 31, 1995 and 1994, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of CIS Technologies, Inc. and Subsidiaries as of December 31, 1995 and 1994 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

As discussed in Note 8 to the consolidated financial statements, the Company changed its method of accounting for income taxes during 1993.



/s/  Coopers & Lybrand L.L.P.


Coopers & Lybrand L.L.P.
Tulsa, Oklahoma
February 6, 1996

                             CIS TECHNOLOGIES, INC.

CONSOLIDATED BALANCE SHEETS

At December 31, 1995 and 1994

                                                                                                         1995               1994
- ------------------------------------------------------------------------------------------------------------------------------------

Assets
Current Assets:
  Cash and cash equivalents                                                                         $    598,072       $ 11,416,151
  Accounts receivable:
    Trade, net of allowance for doubtful accounts of $473,588 in 1995
      and $320,668 in 1994                                                                            12,607,913          6,837,580
    Charge recovery                                                                                    4,476,270          4,917,913
  Related party receivables                                                                               97,733            191,335
  Prepaid expenses                                                                                       650,288            385,082
  Deferred tax asset (Note 8)                                                                            599,309                 --
  Other current assets                                                                                   723,132            834,569
- ------------------------------------------------------------------------------------------------------------------------------------

Total current assets                                                                                  19,752,717         24,582,630
- ------------------------------------------------------------------------------------------------------------------------------------

Non-Current Assets:
  Related party receivables                                                                               54,228            106,205
  Property and equipment, net                                                                         14,990,925          9,814,762
  Intangible assets, net                                                                              24,737,423         13,640,804
  Deferred tax asset (Note 8)                                                                          1,940,181            900,000
  Other non-current assets                                                                               877,460            457,481
- ------------------------------------------------------------------------------------------------------------------------------------

Total non-current assets                                                                              42,600,217         24,919,252
- ------------------------------------------------------------------------------------------------------------------------------------

Total assets                                                                                        $ 62,352,934       $ 49,501,882
====================================================================================================================================


Liabilities And Stockholders' Equity
Current Liabilities:
  Accounts payable and accrued liabilities                                                          $  3,265,416       $  3,435,862
  Borrowings under line of credit                                                                      3,738,169             43,877
  Current maturities of long-term debt                                                                 2,230,568            980,816
  Current portion of capital leases                                                                      192,462            180,208
  Related party payables                                                                                      --             16,709
  Deferred revenue                                                                                     1,651,443            898,111
- ------------------------------------------------------------------------------------------------------------------------------------

Total current liabilities                                                                             11,078,058          5,555,583
- ------------------------------------------------------------------------------------------------------------------------------------

Non-Current Liabilities:
  Long-term debt                                                                                       7,413,806          3,518,863
  Capital lease obligations                                                                              166,498                 --
  Deferred income taxes (Note 8)                                                                         270,453            157,963
- ------------------------------------------------------------------------------------------------------------------------------------

Total non-current liabilities                                                                          7,850,757          3,676,826
- ------------------------------------------------------------------------------------------------------------------------------------

Commitments And Contingencies (note 6)
- ------------------------------------------------------------------------------------------------------------------------------------

Stockholders' Equity:
  Preferred stock: $0.01 par value, 20,000,000 shares authorized,
    2,384,182 shares issued and outstanding at December 31, 1995 and 1994                                 23,842             23,842
  Common stock: $0.01 par value, 50,000,000 shares authorized,
    31,722,334 shares issued and 30,188,589 shares outstanding at December 31, 1995
    31,611,451 shares issued and 30,093,706 shares outstanding at December 31, 1994                      317,173            316,065
  Paid in capital in excess of par                                                                    53,236,381         52,698,023
  Treasury stock, at cost: 1,533,745 shares at December 31, 1995 and
    1,517,745 shares at December 31, 1994                                                             (1,827,513)        (1,768,544)

  Accumulated deficit                                                                                 (8,325,764)       (10,999,913)

- ------------------------------------------------------------------------------------------------------------------------------------

Total stockholders' equity                                                                            43,424,119         40,269,473
- ------------------------------------------------------------------------------------------------------------------------------------

Total liabilities and stockholders' equity                                                          $ 62,352,934       $ 49,501,882
====================================================================================================================================


See notes to consolidated financial statements.

                                                       CIS TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

Years ended December 31, 1995, 1994 and 1993

                                                                                     1995               1994               1993
- ------------------------------------------------------------------------------------------------------------------------------------

Revenue                                                                          $ 43,227,339       $ 31,689,204       $ 33,284,893
- ------------------------------------------------------------------------------------------------------------------------------------

Operating expenses:
  Technical operations                                                              4,262,078          2,357,321          3,017,637
  Sales and client service                                                         23,979,427         17,275,767         19,590,114
  General and administrative                                                        6,388,757          7,017,674          7,110,794
  Contract termination                                                                     --                 --          1,500,000
  Depreciation and amortization                                                     4,703,773          2,701,671          2,292,071
- ------------------------------------------------------------------------------------------------------------------------------------

  Total operating expenses                                                         39,334,035         29,352,433         33,510,616
- ------------------------------------------------------------------------------------------------------------------------------------

Operating income (loss)                                                             3,893,304          2,336,771           (225,723)

Interest expense, net                                                                (643,985)           (49,278)           (70,726)

Other income (expense)                                                                 21,350            (76,527)            61,065
- ------------------------------------------------------------------------------------------------------------------------------------

Income (loss) before income taxes and
  cumulative effect of change in accounting principle                               3,270,669          2,210,966           (235,384)

(Provision) benefit for income taxes (Note 8)                                        (596,520)           (13,964)           556,391
- ------------------------------------------------------------------------------------------------------------------------------------

Income before cumulative effect of change in accounting principle                   2,674,149          2,197,002            321,007
Cumulative effect of change in accounting principle (Note 8)                               --                 --            900,000
- ------------------------------------------------------------------------------------------------------------------------------------

Net income                                                                       $  2,674,149       $  2,197,002       $  1,221,007
====================================================================================================================================



Weighted average common and common equivalent shares outstanding                   32,806,712         27,617,091         27,053,698
====================================================================================================================================


Earnings Per Common Share, Primary And Fully-Diluted:
Income before cumulative effect of change in accounting principle                $       0.08       $       0.08       $       0.02
Cumulative effect of change in accounting principle                                        --                 --               0.03
- ------------------------------------------------------------------------------------------------------------------------------------

Net income per share                                                             $       0.08       $       0.08       $       0.05
====================================================================================================================================


See notes to consolidated financial statements.

                                                       CIS TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

Years ended December 31, 1995, 1994 and 1993

                                                                                      1995               1994               1993
- ------------------------------------------------------------------------------------------------------------------------------------

Preferred Stock:
  Beginning balance                                                              $     23,842       $         --       $         --
  Issuance of preferred stock                                                              --             23,842                 --
- ------------------------------------------------------------------------------------------------------------------------------------

  Ending balance                                                                       23,842             23,842                 --
- ------------------------------------------------------------------------------------------------------------------------------------

Common Stock:
  Beginning balance                                                                   316,065            283,698            282,340
  Exercise of stock options                                                             1,108                418              1,358
  Issuance of common stock                                                                 --             24,561                 --
  Common stock issued in connection with acquisition of subsidiary                         --              7,388                 --
- ------------------------------------------------------------------------------------------------------------------------------------

  Ending balance                                                                      317,173            316,065            283,698
- ------------------------------------------------------------------------------------------------------------------------------------

Paid-In Capital:
  Beginning balance                                                                52,698,023         38,921,957         38,544,873
  Exercise of stock options                                                           146,078             72,126            377,084
  Issuance of common stock                                                                 --          5,890,399                 --
  Stock options issued in connection with acquisition of subsidiary                   392,280                 --                 --
  Common stock issued in connection with acquisition of subsidiary                         --          1,992,612                 --
  Issuance of preferred stock                                                              --          5,753,329                 --
  Issuance of common stock warrants                                                        --             67,600                 --
- ------------------------------------------------------------------------------------------------------------------------------------

  Ending balance                                                                   53,236,381         52,698,023         38,921,957
- ------------------------------------------------------------------------------------------------------------------------------------

Treasury Stock:
  Beginning balance                                                                (1,768,544)        (1,768,544)        (1,736,698)

  Purchase of treasury stock                                                          (58,969)                --            (31,846)

- ------------------------------------------------------------------------------------------------------------------------------------

  Ending balance                                                                   (1,827,513)        (1,768,544)        (1,768,544)

- ------------------------------------------------------------------------------------------------------------------------------------

Accumulated Deficit:
  Beginning balance                                                               (10,999,913)       (13,196,915)       (14,417,922)

  Net income                                                                        2,674,149          2,197,002          1,221,007
- ------------------------------------------------------------------------------------------------------------------------------------

  Ending balance                                                                   (8,325,764)       (10,999,913)       (13,196,915)

- ------------------------------------------------------------------------------------------------------------------------------------

Total stockholders' equity                                                       $ 43,424,119       $ 40,269,473       $ 24,240,196
====================================================================================================================================


See notes to consolidated financial statements.

                                                       CIS TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31, 1995, 1994 and 1993

                                                                                      1995               1994               1993
- ------------------------------------------------------------------------------------------------------------------------------------

Operating Activities:
Net income                                                                         $  2,674,149      $  2,197,002      $  1,221,007
Noncash items:
  Depreciation and amortization                                                       4,703,773         2,701,671         2,292,071
  Provision for bad debts                                                                89,928                --            51,325
  Cumulative effect of accounting change                                                     --                --          (900,000)

  Writeoff of capitalized software-contract termination                                      --                --           620,533
  Deferred income taxes                                                                 528,000           (50,000)          123,449
  Other                                                                                      --            13,783           (30,102)

Changes in operating assets and liabilities:
  Accounts receivable                                                                (4,079,234)       (1,570,242)          109,485
  Related party receivables                                                              86,610           (24,091)           83,291
  Prepaid expenses and other current assets                                             (35,640)          315,289          (298,351)

  Other assets                                                                         (412,802)          685,689          (475,963)

  Accounts payable and accrued liabilities                                           (2,098,350)         (551,423)          344,670
  Deferred revenue                                                                   (1,959,464)          307,567            88,114
  Related party payable                                                                 (16,709)           16,709                --
- ------------------------------------------------------------------------------------------------------------------------------------

Cash provided by (used in) operating activities                                        (519,739)        4,041,954         3,229,529
- ------------------------------------------------------------------------------------------------------------------------------------

Investing Activities:
  Additions to property and equipment                                                (4,476,932)       (4,557,854)       (4,000,131)

  Acquisition of subsidiaries                                                       (10,059,539)       (1,075,000)               --
  Reductions in (additions to) other assets                                                  --                --           (57,683)

- ------------------------------------------------------------------------------------------------------------------------------------

Cash provided by (used in) investing activities                                     (14,536,471)       (5,632,854)       (4,057,814)

- ------------------------------------------------------------------------------------------------------------------------------------

Financing Activities:
  Borrowings on line of credit                                                       17,709,978        32,162,478        23,185,036
  Repayments of line of credit                                                      (14,015,686)      (32,118,602)      (23,185,036)

  Proceeds from issuance of stock, net of costs                                              --        11,692,131                --
  Proceeds from term note                                                             1,250,000         2,000,000                --
  Book overdrafts                                                                       551,576          (618,023)          618,023
  Repayment of long-term debt                                                        (1,105,305)         (329,320)          (44,106)

  Payment of capital lease obligation                                                  (250,071)         (197,467)         (232,111)

  Proceeds from exercise of stock options                                                97,639            30,541           336,442
- ------------------------------------------------------------------------------------------------------------------------------------

Cash provided by (used in) financing activities                                       4,238,131        12,621,738           678,248
- ------------------------------------------------------------------------------------------------------------------------------------

Net increase (decrease) in cash and cash equivalents during the period              (10,818,079)       11,030,838          (150,037)

Cash and cash equivalents at the beginning of the period                             11,416,151           385,313           535,350
- ------------------------------------------------------------------------------------------------------------------------------------

Cash and cash equivalents at the end of the period                                 $    598,072      $ 11,416,151      $    385,313
====================================================================================================================================



Supplemental Disclosures:
Interest paid                                                                      $    786,339      $    127,198      $    104,660
Income taxes paid                                                                  $    254,372      $     51,772      $    158,060
Capital lease obligations for computer equipment
  and furniture and fixtures                                                       $    176,692      $         --      $    141,146
====================================================================================================================================


See notes to consolidated financial statements.

                                                       CIS TECHNOLOGIES, INC.

A REVIEW BY QUARTERS

(Unaudited)

                                                                        1995                     1994                    1993
- ------------------------------------------------------------------------------------------------------------------------------------

Revenue
  First Quarter ended March 31                                     $  8,396,113             $  7,800,995            $  7,944,256
  Second Quarter ended June 30                                       11,067,629                7,300,260               8,915,777
  Third Quarter ended September 30                                   12,694,952                7,656,890               8,592,844
  Fourth Quarter ended December 31                                   11,068,645                8,931,059               7,832,016

Operating Income (Loss)
  First Quarter ended March 31                                     $    888,738             $    712,474            $ (2,562,901)
  Second Quarter ended June 30                                        1,405,962                  349,998                 862,901
  Third Quarter ended September 30                                    1,639,801                  643,885                 767,773
  Fourth Quarter ended December 31                                      (41,197)                 630,414                 706,504

Net Income (Loss)
  First Quarter ended March 31                                     $    852,621             $    618,739            $ (1,685,002)(1)

  Second Quarter ended June 30                                        1,015,676                  414,534               1,422,657)(2)

  Third Quarter ended September 30                                      959,433                  503,771                 758,246
  Fourth Quarter ended December 31                                     (153,581)                 659,958                 725,106

Earnings (Loss) Per Share(4)
  First Quarter ended March 31                                     $       0.03             $       0.02            $      (0.06)(3)

  Second Quarter ended June 30                                             0.03                     0.02                    0.05
  Third Quarter ended September 30                                         0.03                     0.02                    0.03
  Fourth Quarter ended December 31                                         0.00                     0.02                    0.03

Closing Market Price Per Share
  March 31                                                         $       2.00             $       2.88            $       4.81
  June 30                                                                  2.94                     2.13                    4.75
  September 30                                                             3.88                     2.44                    5.00
  December 31                                                              3.25                     2.31                    3.19

(1) Includes the effect of $1,500,000 of contract termination costs and cumulative effect of adopting Statement No. 109 of $900,000.

(2)  Includes the effect of $600,000 of income tax benefit.

(3) Loss per share before cumulative effect of adopting Statement No. 109 was $(0.09).

(4) Due to the effect of rounding, earnings per share for a year's four quarters, which are based on income (loss) and average shares outstanding during each quarter, does not equal the annual earnings per share, which are based on the net income and average shares outstanding for the year.

                             CIS TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED STATEMENTS


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS

CIS Technologies, Inc. is a full-service healthcare reimbursement and business office management company. CIS offers technology-based products and services that enable healthcare organizations to realize their full financial potential. CIS products and services are delivering value to healthcare organizations in the United States and around the world, with more than 220 third-party payers in the United States and 1,075 clients in 38 states, Canada, Great Britain, Australia and New Zealand.

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

INTANGIBLE ASSETS

Purchased contracts and customer lists are stated at cost (net of accumulated amortization) and are amortized on a straight-line basis over 15 years. Non-compete agreements are stated at cost (net of accumulated amortization) and are amortized on a straight-line basis over three to five years. Goodwill represents the excess of the cost of acquired businesses over the fair value of the net assets and is amortized on a straight-line basis over 20 years. Goodwill of acquired entities is evaluated annually for impairment based on estimated undiscounted cash flows of the acquired entities and written down to net realizable value if necessary. No impairment had been recorded at December 31, 1995. Such estimated future cash flows are regularly revised as actual results are obtained, which revision could necessitate a future reduction in the near term of the goodwill associated with the acquired entities.

INCOME TAXES

Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Statement No. 109 requires the measurement of deferred tax assets for deductible temporary differences and operating loss carryforwards, and of deferred tax liabilities for taxable temporary differences. Measurement of current and deferred tax assets and liabilities is based on provisions of tax law; the effects of future changes in tax laws or rates are not included in the measurement. Valuation allowances are established when necessary to reduce deferred tax assets to the

                             CIS TECHNOLOGIES, INC.

amount expected to be realized. Income tax expense is the tax payable for the period and the change during the period in deferred tax assets and liabilities.

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

Integrated Physician Services. All software sales fees are recognized upon the completion of the installation. Revenue from software maintenance is recognized monthly based upon the terms of the contract.

Managed Care Services. Initial software license fees are recognized upon execution of the contract. Installation fees are recognized as the work is performed on a percentage-of-completion basis.

Hardware and Software Sales. Revenue is recognized upon delivery.

Other Services. Revenue is recognized monthly based upon the terms of the contract.

EARNINGS PER SHARE

Earnings per share are computed using the weighted average number of common shares outstanding during the periods presented, including, if dilutive, shares issuable under the stock option plans, warrants and convertible preferred stock.

RECLASSIFICATIONS

Certain reclassifications were made to prior year financial statements to conform to the 1995 financial statement format.

CONCENTRATIONS OF CREDIT RISK

Trade and charge recovery receivables with hospitals potentially subject the Company to concentrations of credit risk. Such credit risk, however, is considered by management to be limited because of the Company's sizable and geographically diverse client base. The Company performs ongoing credit evaluations of its clients and generally does not require collateral. At December 31, 1995 and 1994, the Company had cash in one bank of approximately $500,000 and $1.1 million, respectively.

ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                             CIS TECHNOLOGIES, INC.

IMPACT OF FINANCIAL ACCOUNTING PRONOUNCEMENTS

In October 1995, Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" was issued. The statement allows companies the option of recording or disclosing compensation expense for grants of stock, stock options, and other equity instruments issued to employees based on fair value. The Company will elect the disclosure method of complying with the new statement. Under existing accounting rules, the Company's stock option grants have not resulted in compensation expense. Accordingly, under the provisions of the new statement, pro forma net income to be disclosed will be lower than net income reported in the financial statements.

In March 1995, Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of," was issued. The statement establishes accounting standards for the impairment of long-lived assets, such as property and equipment and goodwill, and will be effective for the Company beginning with the year ending December 31, 1996. The Company does not believe the new standard will significantly impact its financial statement evaluation of impairment of long-lived assets.

2. PROPERTY AND EQUIPMENT

                                                       1995             1994
- --------------------------------------------------------------------------------
Computer hardware and purchased software          $  4,375,186     $  3,000,955
Computer hardware under capital lease                  880,593          454,708
Software development costs                          16,695,285       10,525,606
Furniture and fixtures                                 868,992          741,160
Furniture and fixtures under capital lease             497,023          423,807
Leasehold improvements                                 986,214          715,013
Equipment                                              171,768          146,731
Vehicles                                                42,244           93,367
- --------------------------------------------------------------------------------
                                                  $ 24,517,305     $ 16,101,347
Accumulated depreciation and amortization           (9,526,380)      (6,286,585)
- --------------------------------------------------------------------------------
Property and equipment, net                       $ 14,990,925     $  9,814,762
================================================================================

The following table details software development cost information for the years ended December 31, 1995, 1994 and 1993:

                                                                                    1995                1994                1993
- ------------------------------------------------------------------------------------------------------------------------------------

Unamortized software development costs, beginning balance                      $  7,374,827        $  4,896,443        $  2,581,203
Capitalized software development costs                                            3,651,261           3,759,784           3,676,971
Software acquired in acquisition                                                  2,660,000             113,700                  --
Amortization of software development costs                                       (2,160,385)         (1,282,096)           (741,198)

Write-off of software development costs                                             (52,527)           (113,004)           (620,533)

- ------------------------------------------------------------------------------------------------------------------------------------

Unamortized software development costs, ending balance                         $ 11,473,176        $  7,374,827        $  4,896,443
====================================================================================================================================


                             CIS TECHNOLOGIES, INC.

3. INTANGIBLE ASSETS

                                                   1995                 1994
- --------------------------------------------------------------------------------
Purchased contracts                           $  1,300,000         $  1,300,000
Goodwill:
  Teleclaim                                      1,270,089            1,270,089
  HBA                                            7,426,297            7,426,297
  AMSC                                           5,313,271            5,201,931
  HCC                                           10,555,463                   --
Acquired customer list                           1,521,000                   --
Non-compete agreements                           1,000,000              500,000
Other intangible assets                             37,667               37,667
- --------------------------------------------------------------------------------
                                              $ 28,423,787         $ 15,735,984
Accumulated amortization                        (3,686,364)          (2,095,180)
- --------------------------------------------------------------------------------
Intangible assets, net                        $ 24,737,423         $ 13,640,804
================================================================================

Purchased contracts and Teleclaim goodwill resulted from the purchase of the Teleclaim Processing Division of Medaphis Corporation in 1988. The HBA goodwill resulted from the purchase of Hospital Billing Analysis, Inc. in 1991. The AMSC goodwill resulted from the purchase of AMSC, Inc. in 1994. The HCC goodwill and intangibles resulted from the purchase of Hospital Cost Consultants, Inc. in 1995 (See Note 13).

4. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

                                                           1995           1994
- --------------------------------------------------------------------------------
Accounts payable, trade                                $  885,892     $1,736,782
Book overdrafts                                           551,576             --
Wages, bonus and commissions payable                      278,996        745,420
Employee benefits payable                                 323,129        166,910
Accrued income taxes payable                               28,337        121,350
Accrued interest payable                                  238,379         29,137
Other accrued liabilities                                 959,107        636,263
- --------------------------------------------------------------------------------
Accounts payable and accrued liabilities               $3,265,416     $3,435,862
================================================================================

5. LONG-TERM DEBT

                                                        1995             1994
- --------------------------------------------------------------------------------
Term loan, due 1997(a)                               $7,444,444       $2,000,000
Convertible notes, due 2007(b)                          500,000          500,000
Non-convertible notes, due 2007(b)                    1,500,000        1,500,000
Other                                                   199,930          499,679
- --------------------------------------------------------------------------------
                                                     $9,644,374       $4,499,679
Current maturities                                    2,230,568          980,816
- --------------------------------------------------------------------------------
Long-term debt                                       $7,413,806       $3,518,863
================================================================================

                             CIS TECHNOLOGIES, INC.

(a) In October 1994, the Company entered into a new Credit Agreement which provided for a $2,000,000 term loan and a $5,000,000 line of credit. This Agreement was used to replace the existing credit agreement and indebtedness, and provided funding for the acquisition of AMSC, Inc. In July 1995, the Company obtained an additional term loan of $1,250,000 to fund operations related to the HCC acquisition. In February 1996, the Company increased this term loan by $5 million to $7.4 million, replacing the debt assumed as part of the HCC acquisition. In addition, the line of credit was increased to $6 million. The term loan portion of the revised Agreement is payable in quarterly principal installments of $618,056, with interest payments on the outstanding balance due monthly, and bears interest at a floating rate equal to an index rate plus 4% (9.8% at December 31, 1995). A balloon payment of $3,125,000 will be due upon maturity in October 1997. The revolving credit facility accrues interest, payable monthly, at a floating rate equal to an index rate plus 3.75% (9.55% at December 31, 1995). As of December 31, 1995, borrowings under this facility were $3,738,169. This Credit Agreement is collateralized by virtually all assets of the Company, and the Agreement expires in October 1997. Under this Agreement, the Company is required to maintain certain financial ratios. In addition, this Agreement limits reductions of the collateralized asset base, places restrictions on investments permitted and additional indebtedness, and includes a subjective acceleration clause.

(b) Convertible promissory notes, provided as partial consideration in the AMSC acquisition, are convertible to shares of the Company's common stock at market value on the date of the conversion in minimum amounts of $50,000. These notes bear interest at 7.5%, and are payable in monthly installments of $7,373 commencing December 1997 and maturing November 2007. Non-convertible promissory notes were also provided as partial consideration in the AMSC acquisition. These notes bear interest at 7.5%, and are payable in monthly installments of $22,120 commencing December 1997 and maturing November 2007. The notes are collateralized by stock in AMSC held by the Company.

The aggregate maturities of all long-term debt are $2,230,568, $5,336,902, $203,761, $220,291 and $232,114, respectively, for each of the years ending December 31, 1996, through 2000.

Based on borrowing rates currently available to the Company for debt with similar terms and maturities, long-term debt at December 31, 1995 approximates its fair value.

6. COMMITMENTS AND CONTINGENCIES

The Company leases computer hardware, office space and furniture under various capital and operating lease agreements.

The following table summarizes the future minimum lease payments for the next five years:

                                                       OPERATING        CAPITAL
                                                        LEASES          LEASES
- --------------------------------------------------------------------------------
1996                                                   $2,410,088     $  223,340
1997                                                    1,944,453        139,600
1998                                                    1,644,890         39,002
1999                                                      865,055             --
2000                                                      401,189             --
- --------------------------------------------------------------------------------
Minimum payments for the next five years               $7,265,675     $  401,942
================================================================================
Interest on capital leases                                                42,982
- --------------------------------------------------------------------------------
Net present value of capital leases                                      358,960
Current portion of capital leases                                        192,462
- --------------------------------------------------------------------------------
Capital lease obligation                                              $  166,498
================================================================================

                             CIS TECHNOLOGIES, INC.

For the years ended December 31, 1995, 1994, and 1993, rental expense on operating leases was $2,751,368, $2,319,523, and $1,142,028, respectively.

The Company is a party to various legal proceedings arising in the ordinary course of business, none of which, in the Company's opinion, should result in a judgment which would have a material adverse effect on the Company.

7. PREFERRED STOCK AND WARRANTS

The Company has issued 2,384,182 shares of convertible preferred stock. The stock is non-voting, has no dividend, includes a liquidation preference of $.01 per share and is convertible into common stock on a share for share basis (subject to certain adjustments) on or after the occurrence of one of several triggering events. At December 31, 1995, the Company had warrants outstanding to acquire 500,000 shares of non-voting convertible preferred stock exercisable at $3.25 per share over three years. The Company also has outstanding warrants to acquire 200,000 shares of common stock at $3.0625 per share through February 1999, 40,000 of which are currently exercisable.

8. INCOME TAXES

The Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" as of January 1, 1993. The cumulative effect of this change in accounting for income taxes as of January 1, 1993 increased net income by $900,000 ($0.03 per share) and is reported separately in the consolidated statements of operations. Prior years' financial statements were not restated.

The components of income tax benefit (expense) are as follows:

                                   1995               1994               1993
- --------------------------------------------------------------------------------
Federal:
  Current                       $      --          $ 108,656          $ 723,449
  Deferred                       (410,967)                --                 --
State:
  Current                         (68,520)          (172,620)           (43,609)
  Deferred                       (117,033)            50,000           (123,449)
- --------------------------------------------------------------------------------
Total                           $(596,520)         $ (13,964)         $ 556,391
================================================================================

Income tax expense differed from the amounts computed by applying the U.S. federal statutory tax rates to pre-tax income as follows:

                                          1995           1994           1993
- --------------------------------------------------------------------------------
Federal statutory regular taxes       $(1,112,027)   $  (751,725)   $    80,030
Amortization of goodwill                 (410,436)      (171,136)      (156,876)
Recognition of tax assets               1,234,929      1,031,405        795,949
State income taxes                       (185,553)       (80,929)      (167,058)
Other                                    (123,433)       (41,579)         4,346
- --------------------------------------------------------------------------------
Income tax benefit (expense)          $  (596,520)   $   (13,964)   $   556,391
================================================================================

                                       32
                               CIS TECHNOLOGIES, INC.

The components of the net deferred tax asset at December 31, 1995 and 1994 include:

                                                        1995            1994
- --------------------------------------------------------------------------------
Deferred tax assets:
Net operating loss carryforwards                    $ 5,600,104     $ 4,636,032
Allowance for doubtful accounts                         195,020         121,117
Accrued expenses                                         75,004              --
Alternative minimum tax credit carryforward              23,057          21,365
Deferred revenue                                        329,195              --
- --------------------------------------------------------------------------------
                                                    $ 6,222,380     $ 4,778,514
- --------------------------------------------------------------------------------
Deferred tax liabilities:
Property and equipment                               (3,306,147)     (2,801,548)
Intangibles                                            (647,196)             --
- --------------------------------------------------------------------------------
                                                    $(3,953,343)    $(2,801,548)
Valuation allowance                                          --      (1,234,929)
- --------------------------------------------------------------------------------
Net deferred tax asset                              $ 2,269,037     $   742,037
================================================================================

The net deferred tax asset at December 31, 1995 and 1994 is reflected in the consolidated balance sheets as a current tax asset of $599,309 and $0, respectively, and a long-term deferred tax asset of $1,940,181 and $900,000, respectively, for those tax jurisdictions where the Company has operating loss carryforwards, and a deferred tax liability of $270,453 and $157,963 as of December 31, 1995 and 1994, respectively, for those states in which the Company does not have operating loss carryforwards. Realization is dependent on generating sufficient taxable income prior to expiration of the loss carryforwards. Although realization is not assured, management believes it is more likely than not that all of the deferred tax asset will be realized. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

At December 31, 1995, the Company has unused net operating loss carryforwards of $16.4 million for tax purposes and $16.0 million for alternative minimum tax purposes, expiring from 2002 to 2009.

9. RELATED PARTY TRANSACTIONS

Receivables from officers and management at December 31, 1995 and 1994 were $151,961 and $297,540, respectively, and consisted of principal and accrued interest at 6.66% and 7% on unsecured notes. The notes are to be repaid in annual installments through July 1997.

10. EMPLOYEE BENEFIT AND STOCK OPTIONS PLANS

EMPLOYEE STOCK PURCHASE PLAN

All full-time employees may purchase common stock of the Company at market price through the Employee Stock Purchase Plan. The Company matches purchases in an amount equal to 25% of the purchase price.

CIS THRIFT AND PROFIT SHARING 401(K) PLAN

All full-time employees with at least 90 days of service are eligible to participate in the CIS 401(k) Plan, to which employees may contribute up to 23% of their gross salary with a cap of $9,500. The Company matches 50% of the contribution up to 6% of the employee's base salary. The cost of this benefit plan to the Company for the years ended December 31, 1995, 1994 and 1993 was $132,421, $115,912 and $108,548, respectively.

                             CIS TECHNOLOGIES, INC.

STOCK OPTION PLAN

At the Annual Shareholders Meeting held in April 1995, the shareholders approved the changes to create the Stock Incentive Plan and the creation of a Directors' Stock Option Plan. The Stock Incentive Plan replaced the Stock Option Plan and Employee Stock Option Plan. In May 1995, the HCC Management Stock Option Plan was created to provide options to certain former shareholders of HCC as part of the HCC acquisition.

Key employees, as determined by the Board of Directors, may participate in the Stock Incentive Plan (formerly the Stock Option and Employee Stock Option Plans), for which the Company has reserved 5,000,000 shares for the grant of options. The exercise price for tax qualified "incentive stock options" may be no less than the market value of CIS common stock on the date of grant. Exercise prices and exercise and expiration dates are subject to determination by the Board for non-qualified options. All options expire no later than 10 years from the date of grant.

During 1995, the Company did not grant any options to non-employee members of the Board of Directors. The Company did, however, grant 20,000 options to Bankers Trust in lieu of Director's fees for a Board member, over which Bankers Trust has sole power to exercise once such options are vested. During 1994, the Company granted 45,000 options at an exercise price of $3.25 per share to non-employee members of the Board of Directors. All of the options granted in 1994 and prior years are exercisable one year from the date of grant.

The following table details stock option activity for the years ended December 31, 1995, 1994 and 1993:

STOCK INCENTIVE PLAN                     1995        PRICE RANGE       1994        PRICE RANGE       1993          PRICE RANGE
- ------------------------------------------------------------------------------------------------------------------------------------

Beginning balance                      2,327,627     $1.06-$7.00     1,999,449     $1.06-$7.00     1,262,447       $1.06-$6.81
Options granted                        1,370,299       2.00-4.13       625,119       2.25-3.25     1,024,375         3.75-7.00
Exercised                               (110,833)      1.19-2.63       (25,943)      1.09-1.38      (127,142)        1.38-6.81
Expired or forfeited                    (435,499)      2.13-6.00      (270,998)      1.38-6.81      (160,231)        1.38-6.81
- ------------------------------------------------------------------------------------------------------------------------------------

Ending balance                         3,151,594       1.06-7.00     2,327,627       1.06-7.00     1,999,449         1.06-7.00
- ------------------------------------------------------------------------------------------------------------------------------------

Exercisable                            1,415,170       1.06-7.00     1,397,916       1.06-7.00       870,487         1.06-6.81
- ------------------------------------------------------------------------------------------------------------------------------------


HCC STOCK OPTION PLAN                                      1995      PRICE RANGE
- --------------------------------------------------------------------------------
Beginning balance                                             --              --
Options granted                                          281,418            2.25
Exercised                                                     --              --
Expired or forfeited                                     (68,340)           2.25
- --------------------------------------------------------------------------------
Ending balance                                           213,078            2.25
- --------------------------------------------------------------------------------
Exercisable                                               91,790            2.25
- --------------------------------------------------------------------------------

DIRECTORS'
STOCK OPTION PLAN                                          1995      PRICE RANGE
- --------------------------------------------------------------------------------
Beginning balance                                             --              --
Options granted                                           20,000            2.32
Exercised                                                     --              --
Expired or forfeited                                          --              --
- --------------------------------------------------------------------------------
Ending balance                                            20,000            2.32
- --------------------------------------------------------------------------------
Exercisable                                                   --              --
- --------------------------------------------------------------------------------

The outstanding options expire between November 1998 to August 2005.

                             CIS TECHNOLOGIES, INC.

11. REVENUE FROM SIGNIFICANT CUSTOMERS

For the year ended December 31, 1993, 11% or $3.8 million of total revenue was derived from one customer, relating to an outsourcing contract that was terminated in October, 1993.

12. EARNINGS PER SHARE

The following table reconciles the number of common shares outstanding as shown in the Consolidated Balance Sheets with the weighted average common shares outstanding as shown in the Consolidated Statements of Operations for the years ended December 31, 1995, 1994, and 1993:

                                                                                       1995              1994               1993
- ------------------------------------------------------------------------------------------------------------------------------------

Common shares outstanding                                                           30,188,589        30,093,706         26,857,049
Effect of using weighted average common and common
  equivalent shares outstanding                                                      2,313,606        (2,514,586)           (44,536)

Effect of shares issuable under stock option plans
  based on the treasury stock method                                                   304,517            37,971            241,185
- ------------------------------------------------------------------------------------------------------------------------------------

Weighted average common and common equivalent shares outstanding                    32,806,712        27,617,091         27,053,698
====================================================================================================================================


Earnings per share was computed by dividing net income by weighted average common and common equivalent shares outstanding for each year.

13. ACQUISITION OF HOSPITAL COST CONSULTANTS, INC.

Effective June 1, 1995, the Company acquired 100% of the common stock of Hospital Cost Consultants, Inc., of Pleasanton, California, for $15,392,000 (plus acquisition costs) consisting of:

Cash                                                                 $10,000,000
Note payable                                                         $ 5,000,000
Stock options issued                                                 $   392,000
- --------------------------------------------------------------------------------
                                                                     $15,392,000
================================================================================

Certain additional consideration may be payable based on the achievement of specified earnings levels of the acquired entity, such consideration which will be recorded as additional cost of the acquisition when it is determinable.

The acquisition was accounted for as a purchase. Under the purchase method, the net assets of HCC were recorded at their estimated fair values and the excess of cost over net assets acquired was recorded as goodwill. The operating results of HCC are included in the Company's consolidated results of operations from June 1, 1995. The $5 million note has been refinanced as of February 1, 1996.

                             CIS TECHNOLOGIES, INC.

The following unaudited pro forma information shows the consolidated operating results of the Company as though the purchase of HCC had been made at the beginning of 1995 and 1994:

                                                    1995                1994
- --------------------------------------------------------------------------------
Revenue                                        $ 45,511,000        $ 39,686,000
Net income (loss)                              $    580,000        $ (1,386,000)
Earnings (loss) per share                      $        .02        $       (.05)
================================================================================

HCC results of operations for 1994 included expenses related to the re-engineering of their software products, which re-engineering increased the sales cycle time and negatively impacted revenues. These pro forma results of operations are not necessarily indicative of what actually would have occurred if the acquisition had been in effect for the entire periods presented. In addition, they are not intended to be a projection of future results and do not reflect any synergies that might be achieved from the combined operations.

                             CIS TECHNOLOGIES, INC.

SHAREHOLDER INFORMATION


BOARD OF DIRECTORS

Philip D. Kurtz
Chairman of the Board and
Chief Executive Officer
CIS Technologies, Inc.
Elected in 1985

James L. Hersma
President and
Chief Operating Officer
CIS Technologies, Inc.
Elected in 1993

Samuel L. Jacob
Managing Director
Bankers Trust
Elected in 1995

John D. Platt
President
Platt Interests
Elected in 1986

Dennis D. Pointer
John J. Hanlon Professor of Health
Services Research and Policy
San Diego State University
Elected in 1986

Robert J. Simmons
President
RJS Healthcare, Inc.
Elected in 1986

N. Thomas Suitt
Former President
Hospital Billing Analysis, Inc.
Elected in 1992


OFFICERS

Philip D. Kurtz
Chief Executive Officer

James L. Hersma
President & Chief
Operating Officer

Richard A. Evans
Chief Financial Officer & Treasurer

Kathleen Harris Pena
Senior Vice President, Financial
Services Division

Ralph J. Riccardi, Jr.
Senior Vice President, Technology &
Applications Division

John P. Indrigo
Senior Vice President, General
Manager, AMSC

John Booth
Vice President, General Manager,
HCC

Angela K. Lux
Vice President, Chief Technology
Officer

Thomas G. Noulles
Vice President,
Chief Legal Counsel &
Secretary


INDEPENDENT PUBLIC
ACCOUNTANTS

Coopers & Lybrand L.L.P.
Tulsa, Oklahoma

TRANSFER AGENT
REGISTRAR

Chemical Mellon Shareholder
Services, L.L.C.
85 Challenger Road
Overpeck Centre
Ridgefield Park, NJ  07660-2104


LEGAL COUNSEL
Pray, Walker, Jackman,
Williamson & Marlar
Tulsa, Oklahoma



TRADEMARKS

CIS(R)  is a  registered  trademark  of  CIS,  Inc.  PREMIS(R)  is a  registered trademark of CIS, Inc. POSTPRO(TM) is a trademark of CIS, Inc. The Medical Manager(R) is a registered trademark of Personalized Programming, Inc. Microsoft(R) is a registered trademark of Microsoft Corporation. Windows(TM) is a trademark of Microsoft Corporation.

COMMON STOCK

CIS Technologies, Inc. common stock is traded on The Nasdaq Stock Market (National Market) under the symbol CISI. No cash dividends have ever been declared or paid on the Company's common stock. The terms of the Company's debt contain substantial restrictions on the Company's ability to pay dividends. As of March 15, 1996, CIS Technologies has 1,818 shareholders of record.

                                                         Fiscal Year 1994
                                                         Stock Price
                                                         High              Low
First Quarter                                            4.00              2.50
Second Quarter                                           3.44              2.13
Third Quarter                                            2.56              1.94
Fourth Quarter                                           3.00              2.25

                                                         Fiscal Year 1995
                                                         Stock Price
                                                         High              Low
First Quarter                                            2.50              2.00
Second Quarter                                           3.63              2.00
Third Quarter                                            4.50              2.75
Fourth Quarter                                           4.38              2.88



FORM 10-K

The Company's Annual Report on Form 10-K will be sent free of charge upon written request to Investor Relations, CIS Technologies, Inc.

CORPORATE
HEADQUARTERS

CIS Technologies, Inc.
6100 South Yale, Suite 1900
Tulsa, OK 74136-1903

NOTICE OF ANNUAL
MEETING

The annual meeting of stockholders will be held on May 9, 1996, at 2:00 p.m. at the Doubletree Hotel, 6100 S. Yale, Tulsa, Oklahoma.